SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 1999


                        MINCO MINING & METALS CORPORATION
                 (Translation of registrant's name into English)


                        Suite 1200, 543 Granville Street
                           Vancouver, British Columbia
                                 Canada V6C 1X8
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F |X|            Form 40-F |_|



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes |_|                  No |X|




1.  Consolidated financial statements for the three months ended March 31, 1999

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Minco Mining & Metals Corporation



Date: December 6, 2000              By:  /s/  Ken Cai
                                            Ken Cai, President and C.E.O.

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 734-1502
E-Mail:



NOTICE TO READER


We have compiled the consolidated balance sheet of Minco Mining & Metals Corporation as at March 31, 1999 and the consolidated statements of operations and deficit and changes in financial position for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.



Vancouver, Canada                                         "ELLIS FOSTER"
May 18, 1999                                              Chartered Accountants

MINCO MINING AND METALS CORPORATION

Consolidated Balance Sheet
March 31, 1999
(Unaudited - See Notice to Reader)


                                                                     1999               1998
                                                                     ----               ----
ASSETS

Current
  Cash and temporary investments                                  $  3,060,041      $  3,674,246
  Funds restricted for mineral exploration                              20,351            63,436
  Accounts receivable                                                   26,445            47,709
  Prepaid expenses and deposits                                         71,859            88,532
                                                                  ------------      ------------
                                                                     3,178,696         3,873,923

Mineral interests (Note 1)                                           1,903,115         1,981,957

Capital assets                                                         340,267           204,707
                                                                  ------------      ------------
                                                                  $  5,422,078      $  6,060,587
                                                                  ============      ============
LIABILITIES

Current
  Accounts payable and accrued liabilities                        $    250,460      $    211,473
SHAREHOLDERS' EQUITY

Share capital (Note 2)                                               9,975,833         8,872,968

Deficit                                                             (4,804,215)       (3,023,854)
                                                                  ------------      ------------
                                                                     5,171,618         5,849,114
                                                                  ------------      ------------
                                                                  $  5,422,078      $  6,060,587
                                                                  ============      ============


Approved by the Directors:    "Ken Z. Cai"           "Peter Tsaparas"
                              ------------           ----------------
                              Ken Z. Cai             Peter Tsaparas

MINCO MINING AND METALS CORPORATION

Consolidated Statement of Operations and Deficit
Three Months Ended March 31, 1999
(Unaudited - See Notice to Reader)


                                                                       1999                    1998
                                                                   ------------            ------------
Interest and sundry income                                         $      1,739            $        278
                                                                   ------------            ------------
Administrative expenses
  Accounting                                                              9,400                  45,726
  Advertising                                                            18,992                  20,497
  Amortization                                                           22,774                  15,838
  Conference                                                              8,308                   5,465
  Entertainment                                                           7,075                  10,679
  Investor relations - consulting                                        32,698                  49,420
  Legal                                                                   4,911                  18,685
  Listing, filing and transfer agents                                     9,044                  28,518
  Management fees                                                        11,690                  24,997
  Office and miscellaneous                                               10,887                  14,230
  Printing                                                                3,829                  10,827
  Promotion and government relations                                     28,984                  41,652
  Property investigation                                                  4,534                  74,245
  Rent                                                                   24,811                  33,450
  Salaries and benefits                                                  18,915                  23,332
  Telephone                                                               6,845                  16,744
  Travel and transportation                                               5,810                  13,884
  Foreign exchange loss (gain)                                             (189)                    481
                                                                   ------------            ------------
                                                                        229,318                 448,670
                                                                   ------------            ------------
Operating loss                                                         (227,579)               (448,392)

Mineral interest written off                                             (4,590)                      -
                                                                   ------------            ------------
Net loss for the period                                                (232,169)               (448,392)

Deficit, beginning of period                                         (4,572,046)             (2,575,462)
                                                                   ------------            ------------
Deficit, end of period                                             $ (4,804,215)           $ (3,023,854)
                                                                   ============            ============
Loss per share                                                     $      (0.01)           $      (0.03)
                                                                   ============            ============

MINCO MINING AND METALS CORPORATION

Consolidated Statement of Changes in Financial Position
Three Months Ended March 31, 1999
(Unaudited - See Notice to Reader)


                                                                       1999                    1998
                                                                       ----                    ----
Cash provided by (used for) operating activities
  Net loss for the period                                          $   (232,169)           $   (448,392)
  Items not involving cash
  - amortization                                                         22,774                  15,838
  - mineral interest written off                                          4,590                       -
                                                                   ------------            ------------
                                                                       (204,805)               (432,554)
   Net change in non-cash working capital                                94,249                  (3,699)
                                                                   ------------            ------------
                                                                       (110,556)               (436,253)
                                                                   ------------            ------------
Cash provided by financing activities
  Shares issued for cash                                                362,500                       -
                                                                   ------------            ------------
Cash provided by (used for) investing activities
  Acquisition of capital assets                                         (98,996)                 (9,216)
  Deferred exploration costs                                           (253,112)               (169,049)
  Decrease in funds restricted
    for mineral exploration                                             193,247                   1,893
                                                                   ------------            ------------
                                                                       (158,861)               (176,372)
                                                                   ------------            ------------
Increase (Decrease) in cash position                                     93,083                (612,625)

Cash position, beginning of period                                    2,966,958               4,286,871
                                                                   ------------            ------------
Cash position, end of period                                       $  3,060,041            $  3,674,246
                                                                   ============            ============

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
March 31, 1999
(Unaudited - See Notice to Reader)



Mineral Interests




                                        Jan. 1, 1999
                             Deferred    to March 31                     Deferred      Deferred
                                Costs           1999                        Costs         Costs
                              Dec. 31    Exploration        Amount       March 31      March 31
                                 1998          Costs     Written Off         1999          1998
================================================================================================

Emperor's Delight          $   89,316       $  6,180      $      -     $   95,496    $   89,316

Lengkou                             -              -             -              -       370,182

Crystal Valley                    100              -             -            100           100

Stone Lake                        100              -             -            100           100

Changba Lijiagou
Lead-Zinc Deposit             134,803              -             -        134,803       121,417

White-Silver Mountain         623,081        242,342             -        865,423        59,485

Chapuzi                       330,218              -             -        330,218       376,002

Xifanping Gold Deposits             -              -             -                       32,696

Heavenly Mountains            436,519              -             -        436,519       648,267

Savoyardinskii                      -          4,590        (4,590)             -       284,392

Inner Mongolia                 40,456              -             -         40,456             -
================================================================================================

                           $1,654,593       $253,112      $ (4,590)    $1,903,115    $1,981,957
================================================================================================

The Emperor's Delight property is located in Hebei Province, China. Pursuant to the Joint Venture Agreement, Temco can earn a 55% interest in the properties by spending US$4.4 million over a five-year period.

The Crystal Valley and Stone Lake properties are located in Hebei Province, China. These projects are subject to the approval of the appropriate Chinese government authorities.

The Company acquired its rights to the Changba-Lijiagou Lead Zinc Project located in Gansu Province, China through the "Cooperation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit" between the Company and Baiyin Non Ferrous Metals Corporation ("BNMC") signed on November 17, 1997. The Company can earn a 75% interest in the deposits of Deep Changba, Lijiagou and the Joint Area by taking the project through development, to produce 3,500 tonnes of ore per day. Besides the deposits, BNMC is also contributing the existing 3,500 tonnes per day on site concentrator and all related infrastructure.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
March 31, 1999
(Unaudited - See Notice to Reader)

1.      Mineral Interests   (continued)

The Company acquired its rights to the White Silver Mountain project located in Gansu Province, China through the "Cooporation Agreement for Mineral Exploration and Development" between the Company and Baiyin Non-Ferrous Metals Corporation ("BNMC") signed on November 17, 1997. The project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field located close to the city of Baiyin, Gansu Province, China. Pursuant to the Joint Venture Agreement signed on August 28, 1998, the Company will earn an 80% interest in the entire property by expending not less than US$4.8 million on exploration work within six years from the date the Joint Venture business licence was granted.

     An option was granted to Teck Corporation ("the Optionee") to acquire 70% of the Company's interest in the White Silver Mountain Project. In order to exercise the option, the Optionee must:

     (i) subscribe for and complete a private placement of 375,000 shares at a price of $2.00 per share (subscribed and completed on July 9, 1998). The private placement includes three (3) sets of share purchase warrants, each warrant entitling the Optionee to purchase one additional common shares of the Company at escalating prices as follows:

          o 125,000 of the warrants shall be exercisable at a price of $2.00 per share on or before July 9, 1999;

          o 125,000 of the warrants shall be exercisable at a price of $3.00 per share on or before July 9, 1999; and

          o 125,000 of the warrants shall be exercisable at a price of $3.45 per share on or before July 9, 2000.

     (ii) exercise the second warrants on or before their expiry date (for gross proceeds to the Company of $375,000);

     (iii)fund all of the Company's obligations to incur exploration and development expenditures on the property, pursuant to the Joint Venture Agreement;

     (iv) prepare a preliminary feasibility study on at least one mineral deposit on the property in form satisfactory to the Company and Baiyin Nonferrous Metals Company, on or before June 10, 2001; and

     (v) prepare a feasibility study on the same deposit and, in the event of a positive and bankable feasibility study, arrange all financing required to place this deposit into commercial production on or before June 10, 2002.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
March 31, 1999
(Unaudited - See Notice to Reader)


1.   Mineral Interests (continued)

     (d)  (continued)

     The Company must use 100% of the proceeds of the private placement ($750,000) to fund the Phase I diamond drilling and surface exploration program of the project. All proceeds from the exercise of any warrants, however, will be used by the Company for its general corporate purposes and will not be applied towards work on the White Silver Mountain Project. The property interest retained by the Company will be a carried interest.

The Chapuzi property is located in Sichuan Province, China. The Company has entered into a cooperative joint venture agreement with the Sichuan Bureau of the Ministry of Geology and Mineral Resources on this property.

     Pursuant to the agreement, the Company shall have the right to earn a 51% interest by spending $5 million on exploration and development in the Chapuzi Gold Deposit. The Company may earn a 75% interest by placing the project into production.

The Heavenly Mountains properties are located in Xinjiang Province, China. The Company has an exclusive right to negotiate and enter into a joint venture contract with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources and to invest in certain mineral properties located in Xinjiang Uygur Autonomous Region in China.

     During the year, the Company abandoned a portion of these properties.

The Inner Mongolia property is located in Inner Mongolia Autonomous Region, China. Pursuant to the Cooperative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending around US$2.5 million over a four-year period.

     The agreement is subject to the approval of the Chinese government.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
March 31, 1999
(Unaudited - See Notice to Reader)


2.   Share Capital

     (a)  Authorized: 100,000,000 common shares without par value

     (b)  Issued:


                                                                 Shares          Amount
                                                               ----------      ----------

Balance, December 31, 1997 and March 31, 1998                  15,370,123      $8,872,968

Issued pursuant to a private placement, less share                375,000         740,365
issuance cost of $9,635                                        ----------      ----------

Balance, December 31, 1998                                     15,745,123       9,613,333

Private placement at $0.85 per share                              250,000         212,500

Private placement at $1.00 per share                              150,000         150,000
                                                               ----------      ----------
Balance, March 31, 1999                                        16,145,123      $9,975,833
                                                               ==========      ==========


     (c) 4,211,689 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

     (d) Stock options outstanding at March 31, 1999:


    Number of Shares          Exercise Price        Expiry Date
    ----------------          --------------        -----------
        826,100                    $1.41            March 5, 2006
        215,500                    $1.41            June 20, 2007
         97,300                    $1.41            October 8, 2006
         97,300                    $1.41            March 6, 2007
         75,000                    $1.50            April 24, 2000
        125,000                    $1.01            January 12, 2000
        125,000                    $1.41            January 12, 2000
         75,000                    $1.20            February 4, 2001
         75,000                    $1.41            February 4, 2001
     ----------
      1,711,200
     ==========

Warrants outstanding at March 31, 1999:

    Number of Shares          Exercise Price        Expiry Date
    ----------------          --------------        -----------
      1,600,000                    $2.00            June 30, 1999
        125,000                    $2.00            July 9, 1999
        125,000                    $3.00            July 9, 1999
        125,000                    $3.45            July 9, 2000
        125,000                    $0.85            February 4, 2000
        150,000                    $1.20            March 8, 2000
      ---------
      2,250,000

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
March 31, 1999
(Unaudited - See Notice to Reader)


Related Party Transactions


The Company incurred the following expenses to its directors or corporations controlled by its directors:

                                                      1999             1998
                                                    --------         --------
Management fees and salaries                        $ 26,834         $ 21,696
Property investigation                                     -            5,104
Investor relations - consulting                            -            1,300
Deferred exploration costs                            22,743           27,981
                                                    --------         --------
                                                    $ 49,577         $ 56,081
                                                    ========         ========

Account payable of $51,632 (1998 - $51,632) is due to a director or a corporation controlled by a director of the Company.

Comparative Figures

Certain 1998 comparative figures have been reclassified to conform with the financial statement presentation adopted for 1999.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
March 31, 1999
(Unaudited - See Notice to Reader)


                      Schedule "C" : Management Discussion
                        Minco Mining & Metals Corporation
                      For the Quarter ended March 31, 1999


Project Activity

For this reporting period, project activity centered on exploration of the White Silver Mountain polymetallic project. In addition to a total amount of $242,342 spent on the White Silver Mountain project in the first quarter of 1999, a new set of drilling equipment was purchased at a cost of $97,337 and shipped to White Silver Mountain in March 1999.

During the first quarter, encouraging assay results from four diamond drill holes, XT6-01, XT6-02, XT6-03, and XT6-05 on the White Silver Mountain Project have been reported. The assay results from these holes are as follows:


    Hole         From         To       Interval       Cu          Pb          Zn          Au          Ag
                 (m)         (m)         (m)         (%)         (%)         (%)        (g/t)       (g/t)

XT6-01          271.45      272.80       1.35        2.02       15.93       29.78        6.00       390.94
XT6-02          319.45      321.60       2.15        0.54        4.63        6.53        1.63       141.42
XT6-03          349.90      360.00      10.10        1.53        9.32       16.34        3.30       222.60
XT6-05          411.8       441.7        29.9        1.29        3.94        7.65        1.62       78.74
Including
                411.8       416.7        4.9         2.77       15.52       25.19        2.74       206.73
                422.4       426.9        4.5         3.22        4.74       10.14        2.92       161.6
                435.1       441.7        6.6         1.05        2.54        7.73        2.87       73.18



Hole 14-B1, located 100m west of holes XT6-01, XT6-02, XT6-03, was previously drilled from the surface by the Chinese joint venture partner and the assay results from the hole were transferred to the joint venture after its establishment. The assay results from 14-B1 are summarized as follows:


               Width (m)

                 4.36                                0.78        2.52        4.74        2.35       71.20
                 9.49                                1.68        9.8        13.74        4.17       148.88
                 1.50                                1.14        8.47       10.99        1.20       220.11



As the drilling continues, more assay and evaluation results for the new targets will be released in the next period. In addition, the construction of computerized databases for the Baiyin Mineralization belt is well underway.

Upon completion of a successful Phase I program, a Phase II drill program of 7,500 meters will test the strike and depth continuity of the Xiaotieshan deposit. The objective of the drilling programs is to define a 10 million tonne resource, which can be placed into production in a cost effective and timely manner by using Baiyin Non-Ferrous Metals Corporation's extensive milling and smelting capacity in the area to generate near term cash flow.

In January 1999, the company announced the signing of a Cooperation Agreement with the Exploration Institute of Land and Resources (EILR) of Inner Mongolia relating to the Gobi gold project. The project is located approximately 900 kilometers west of Beijing in Inner Mongolia, China. The Company has an exclusive right to earn a 75% interest in this 550 square kilometer (km2) property by spending US$2.5 million on the Project over four years. Minco and EILR would then hold 75% and 25% working interest respectively in the Project. The agreement is subject to the approval of the Chinese government and Minco's earn-in amount is subject to an independent evaluation.

The Property is located on the eastern extension of the central Asian Tianshan belt, which hosts such giant deposits as Muruntau (140 million oz. gold), Kalmakyr (26 million oz. gold and 13 million tonnes of copper), and Kumtor (13 million oz. gold). The area is the western section of the margin of the well known North China Craton; the margin area of the Craton to the north of Beijing is one of China's largest historic gold producing regions. The project is well accessed by paved highway and gravel roads.

As a consequence of the privatization of the Chinese economy, and central government planned phase-out of all subsidies to state companies, many state-owned mining companies with quality mineral projects are now scrambling to find foreign partners to restructure their operations and to develop new mines. With a solid business relationship with the Chinese mining industry community and regulatory agencies, Minco holds an unique position among foreign mining companies currently operating in China, to pursue quality projects in China. So far the company has reviewed several good precious metal projects and more will be evaluated throughout 1999.

Financial Activity

As at March 31, 1999, the Company spent a total of $248,522 on its properties in China. Additional costs amounted to $97,337 for new drilling equipment and parts purchased and shipped to China for the White Silver Mountain project.

Overall administrative expenses decreased to $229,318 in this quarter from $448,670 for the comparable period of 1998. This 49% decrease is a result of much lower accounting & auditing costs, legal & filing fees, employee salaries, printing, promotion and investor relations, telecommunication, and travel costs, which were partially offset by increases in amortization and conference expenses.

The sublease of office space in the Vancouver office during the 1st quarter of 1999 was mainly responsible for the 26% decline in rent. General office expenses dropped 48% from $41,801 in the first quarter of 1998 to $21,561 in 1999.

Property investigation costs declined significantly to $4,534 for the 1st quarter of 1999 compared to $74,245 for the comparable period of 1998, reflecting the company's well-planned and executed new property investigation activities in China.

During the period, management fees totaled $11,690 compared to $24,997 for the same period in 1998, this drastic decline of 53% in management fees indicates a consolidated management team and more cost-effective business practices within the company. In addition, the company paid expenses of $37,887 incurred by its Chairman, President and Chief Executive Officer or to corporations controlled by them.

Miscellaneous Items

During the period, the Company completed two private placement transactions.

The first private placement was with Arbora Portfolio Management of Zurich, Switzerland. By this transaction, Arbora Portfolio Management purchased 250,000 units of Minco shares at $0.85 per unit. Each unit consists of one common share of the company and half (1/2) a share purchase warrant. Each one full share purchase warrant will entitle the holder to purchase one additional share at the price of $0.85 per share for a period of one year from the date of closing of the Private Placement.

The second private placement was with Butraco Limited for 150,000 units at a price of $1.00 per unit. Each unit consists of one (1) common share of the company and one (1) share purchase warrant. Each full share purchase warrant will entitle the holder to purchase one additional share of the company at the price of $1.20 per share for a period of one year from the date of closing of the private placement. Proceeds from both private placements will be used for general corporate purposes.

In the first quarter of 1999, the company has granted a total of 400,000 stock options to employees:

     Number                Exercise Price              Expiry Date
     ------                --------------              -----------
     125,000                    $1.01                  January 12, 2000
      75,000                    $1.20                  February 4, 2001
     125,000                    $1.41                  January 12, 2000
      75,000                    $1.41                  February 4, 2001

During this quarter, the Company undertook an extensive investor relations program primarily consisting of telephone communication with existing shareholders, potential new shareholders and brokers. Several meetings were conducted with mining analysts both in Toronto and Vancouver. The Company also participated as an exhibitor in the Prospectors & Developers Association of Canada conference in Toronto in early March.

In February 1999, the Company announced the appointment of Mr. Theodore H. Konyi to the Board of Directors. Mr. Konyi has 15 years experience in the field of finance and investment, and has served as President of Maxwell Mercantile Inc. for the past five years. Mr. Konyi will assume a pro-active role on Minco's Board of Directors as he works closely with the management team to build Minco into a successful mineral exploration/development company with a focus in China.